UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  August 2007

Commission File Number:  001-33416

OceanFreight Inc.
(Translation of registrant’s name into English)

80 Kifissias Avenue, Athens 15125, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a press release issued by OceanFreight Inc. (the “Company”) on August 2, 2007 completes delivery of its initial seven vessel fleet.

EXHIBIT 1

OceanFreight Inc. Completes Delivery of its Initial Seven Vessel Fleet

August 2, 2007, Athens, Greece. OceanFreight Inc. (NASDAQ: OCNF), a NASDAQ listed  bulk shipping company which concluded its initial public offering on April 25 of this year, announced that it has completed the delivery of its initial seven vessel fleet with the delivery of the two Panamax vessels, M/V “Helena” and the M/V “Topeka”.

Bob Cowen, OceanFreight’s Chairman and CEO said, “With the deliveries of M/V Helena and M/V Topeka, we have now acquired all seven vessels of our initial fleet. The delivery of these two vessels, ahead of the schedule we described in our IPO prospectus, will add valuable revenue generating days to our third quarter. In addition, we recently entered into an agreement to acquire an eighth vessel for delivery later this year demonstrating our commitment and ability to grow our fleet. All of our ships are fixed on term employment, providing our company with predictable cash flows to support our dividend.”

The M/V “Helena” is a 1999 built Panamax bulk carrier with a carrying capacity of 73,744 dwt that will be employed on a one-year time charter at the net rate of $28,125 per day. The M/V “Topeka is a 2000 built Panamax bulk carrier with a carrying capacity of 74,710 dwt that will be employed on a three year time charter at the net rate of $21,656 per day.

About OceanFreight Inc.

OceanFreight, Inc. was incorporated on September 11, 2006 under the laws of the Republic of the Marshall Islands. The Company was formed to acquire an initial fleet of seven secondhand drybulk carriers.  The Company maintains its headquarters in Athens, Greece, and will also maintain an office in New York.

On April 30, 2007, OceanFreight closed its initial public offering of 12,362,500 common shares, including common shares issued pursuant to the underwriters’ over-allotment option, at a price of $19.00 per share. The Company’s total outstanding equity also includes 2,060,000 subordinated shares.

OceanFreight Inc. currently owns and operates a fleet of 7 vessels, consisting of 1 Capesize and 6 Panamax bulk carriers. The company has also entered into an agreement to acquire one additional Panamax bulk carrier with delivery expected in November 2007. Once this acquisition is completed, OceanFreight’s fleet of 8 vessels will have a dwt weighted average age of 12 years and a total carrying capacity of approximately 667,000 dwt.

OceanFreight’s common shares trade on the NASDAQ Global Market under the symbol “OCNF”.

Visit our website at www.oceanfreightinc.com

Forward Looking Statements

Matters discussed in this release may constitute forward looking statements.  Forward looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties.  Although OceanFreight Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, OceanFreight Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels to us or delay in taking delivery of one or more vessels, default by one or more charterers of our vessels, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in OceanFreight Inc.’s operating expenses, length and number of off-hire periods and dependence on third-party managers; dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.

Risks and uncertainties are further discussed in documents filed by OceanFreight Inc. with the U.S. Securities and Exchange Commission.

Company Contact:
James Christodoulou Chief Financial Officer Tel. 212-488-5050 E-mail: james@oceanfreightinc.com
Investor Relations / Financial Media:
Capital Link – New York

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANFREIGHT INC.

(Registrant)

Dated:

August 2, 2007

By:

/s/ James Christodoulou

James Christodoulou

Chief Financial Officer